Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(1)
June 26, 2006 at 9:30 am

SALOMON S.A. REORGANIZATION PROCESS COMPLETED

The Salomon S.A. social plan negotiations, which were started last December have been completed as planned and have resulted to the cancellation of 370 work positions. The majority of departures will take place in June 23, 2006.

The social plan negotiations were part of the three year turn-around program which is expected to ensure Salomon's future competitiveness. Amer Sports expects to realize annual cost-savings in excess of EUR 40 million by the end of 2008.

FOR ADDITIONAL INFORMATION, CONTACT:
Mr Heikki Koponen, Vice President, Legal Affairs
Tel. +358 40 8443448, e-mail: heikki.koponen@amersports.com

AMER SPORTS CORPORATION
Communications

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.




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